Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2008

Anthony E. Applebaum
Principal Financial and Accounting Officer
Mera Pharmaceuticals Inc.
73-4460 Queen Ka'Ahumanu Highway
Suite 110
Kailua-Kona, HI 96740

Re: Mera Pharmaceuticals Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2007
Filed February 14, 2008
File Number: 033-23460

Dear Mr. Applebaum,

 We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief